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Filed by Endorex Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities
                                               Exchange act of 1934, as amended.

                                 Subject: Corporate Technology Development, Inc.
                                                     Commission File No. 1-14778


THIS QUESTIONS AND ANSWERS MATERIAL CONTAINS "FORWARD LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 REGARDING ENDOREX CORPORATION'S ("ENDOREX"), CORPORATE TECHNOLOGY DEVELOPMENT, INC.'S ("CTD") AND THE COMBINED COMPANIES' PLANS, EXPECTATIONS, INTENTIONS AND STRATEGIES REGARDING THE FUTURE. THESE STATEMENTS INCLUDE "FORWARD LOOKING STATEMENTS" ABOUT ENDOREX'S, CTD'S AND THE COMBINED COMPANIES' PRODUCTS, PRODUCT DEVELOPMENT AND PRODUCT PIPELINE AND ENDOREX'S CURRENT OPERATIONS, PRODUCTS, BUSINESS, JOINT VENTURES AND CORPORATE PARTNERSHIPS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS RELEASE ARE BASED UPON INFORMATION AVAILABLE TO ENDOREX AND CTD AS OF THE DATE OF THIS MATERIAL, AND NEITHER ENDOREX, CTD NOR THE COMBINED COMPANIES ASSUME ANY OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR RESULTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, PRODUCT INTEGRATION RISK, THE POSSIBILITY THAT THE OPERATIONS AND MANAGEMENT OF ENDOREX AND CTD WILL NOT BE SUCCESSFULLY INTEGRATED, THE POSSIBILITY THAT THE TRANSACTIONS DESCRIBED HEREIN MIGHT NOT BE CONSUMMATED, THE EFFECTS OF THE PUBLIC ANNOUNCEMENT ON ENDOREX'S STOCK PRICE AND THE PROGRESS OF CERTAIN DRUG DEVELOPMENT PROJECTS AND THAT BENEFITS SOUGHT TO BE ACHIEVED BY THE TRANSACTION WILL NOT BE ACHIEVED. FURTHERMORE, ENDOREX, CTD AND THE COMBINED COMPANIES CANNOT ASSURE YOU THAT THEY WILL BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE PRODUCTS BASED ON THEIR TECHNOLOGY, PARTICULARLY IN LIGHT OF THE SIGNIFICANT UNCERTAINTY INHERENT IN DEVELOPING DRUG AND DRUG DELIVERY PRODUCTS, CONDUCTING CLINICAL TRIALS AND OBTAINING REGULATORY APPROVALS, THAT THEIR TECHNOLOGIES WILL PROVE TO BE SAFE AND EFFECTIVE, THAT THEIR CASH EXPENDITURES WILL BE AT PROJECTED LEVELS, THAT THEY WILL HAVE SUFFICIENT CASH TO DEVELOP OR COMMERCIALIZE PRODUCTS, THAT PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WILL NOT BE REDUCED OR DISCONTINUED DUE TO DIFFICULTIES OR DELAYS IN CLINICAL TRIALS OR DUE TO LACK OF PROGRESS OR POSITIVE RESULTS FROM RESEARCH AND DEVELOPMENT EFFORTS, THAT THEY WILL BE ABLE TO SUCCESSFULLY PATENT, REGISTER OR PROTECT THEIR TECHNOLOGY, TRADEMARKS AND PRODUCTS, OR THAT THE BUSINESS STRATEGIES OF ENDOREX, CTD OR THE COMBINED COMPANIES WILL BE SUCCESSFUL. ENDOREX CANNOT ASSURE YOU THAT IT OR ITS JOINT VENTURES OR ITS COLLABORATIONS WITH OTHER COMPANIES IN THE U.S. AND ABROAD WILL SUCCESSFULLY DEVELOP PRODUCTS OR BECOME PROFITABLE, THAT ITS JOINT VENTURES OR ITS COLLABORATIONS WITH OTHER COMPANIES WILL CONTINUE, THAT ITS BUSINESS STRATEGY WILL BE SUCCESSFUL OR THAT IT WILL BE ABLE TO CARRY OUT OUR PLANS FOR 2001 AND BEYOND. IN ADDITION TO THE MATTERS DESCRIBED IN THIS PRESS RELEASE, RISK FACTORS AS DESCRIBED FROM TIME TO TIME IN ENDOREX'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, ENDOREX'S MOST RECENT REPORTS ON FORM 10-QSB, FORM 10-KSB, AS AMENDED, AND ENDOREX'S REGISTRATION STATEMENT ON FORM S-3, AS AMENDED, MAY AFFECT ENDOREX'S FINANCIAL RESULTS.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: IT IS EXPECTED THAT ENDOREX WILL FILE A REGISTRATION STATEMENT ON SEC FORM S-4 AND ENDOREX AND CTD WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AND THAT ENDOREX AND CTD WILL MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF ENDOREX AND CTD CONTAINING INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOREX, CTD, THE TRANSACTION, THE PERSONS SOLICITING PROXIES RELATING TO THE TRANSACTION, THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM ENDOREX BY DIRECTING A REQUEST BY MAIL TO ENDOREX AT 28101 BALLARD DRIVE, SUITE F, LAKE FOREST, IL 60045-4544, TELEPHONE (847) 573-8990, OR FROM CTD BY DIRECTING A REQUEST BY MAIL TO CTD AT 1680 MICHIGAN AVENUE, SUITE 700, MIAMI, FLORIDA 33139, TELEPHONE 305-777-2258.
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IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY
STATEMENT/PROSPECTUS, ENDOREX FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY ENDOREX AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS.

ENDOREX'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.

ENDOREX, CTD, DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF ENDOREX AND CTD, PARAMOUNT CAPITAL, INC. AND CERTAIN AFFILIATES AND EMPLOYEES OF PARAMOUNT CAPITAL, INC., MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. CERTAIN DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER DUE TO SECURITIES HOLDINGS OF ENDOREX AND CTD AND RIGHTS TO BONUS PAYMENTS FOLLOWING THE MERGER. PARAMOUNT CAPITAL, INC. AND CERTAIN AFFILIATES AND EMPLOYEES OF PARAMOUNT CAPITAL, INC. MAY BE PAID TO SOLICIT PROXIES IN CONNECTION WITH THE MERGER AND MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER DUE TO THEIR SECURITIES HOLDINGS OF ENDOREX AND CTD. IN ADDITION, CERTAIN DIRECTORS AND OFFICERS, AFTER THE MERGER, WILL BE INDEMNIFIED BY ENDOREX AND WILL BENEFIT FROM INSURANCE COVERAGE FOR LIABILITIES THAT MAY ARISE FROM THEIR SERVICE AS DIRECTORS AND OFFICERS OF CTD PRIOR TO THE MERGER. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS TO BE FILED BY ENDOREX AND CTD WITH THE SEC.

ENDOREX CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING QUESTIONS AND ANSWERS MATERIAL INTERNALLY TO ITS EMPLOYEES:

                     CONFIDENTIAL CONFIDENTIAL CONFIDENTIAL

             ENDOREX ACQUIRES CORPORATE TECHNOLOGY DEVELOPMENT, INC.

QUESTIONS AND ANSWERS FOR INTERNAL PURPOSES ONLY:

CATEGORIES:

-    Terms of the agreement

-    Time frame

-    Pros/Cons

-    Structure of new company (including management team)

-    Current agreements with Elan, Schein (now Watson), etc

-    Managing new portfolio of drugs

TERMS OF THE AGREEMENT

Q.   WHAT ARE THE TERMS OF THE AGREEMENT?
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A.   Under the terms of the merger agreement, each share of CTD common stock will convert into the right to receive approximately .271443 of a share of Endorex common stock and each share of CTD Series A Preferred stock will convert into the right to receive approximately 1.008466 of a share of Endorex common stock. Endorex will issue approximately 9.4 million shares of common stock at the closing of the merger and will reserve approximately .6 million shares of common stock for issues upon exercise of CTD options and warrants assumed by Endorex.


Q.   WHAT PRICE WILL ENDOREX BE PAYING FOR CTD?

A. 10 million shares times the stock price of Endorex at the close of trading on the day of announcing the merger.


Q.   HOW WILL ENDOREX'S BALANCE SHEET BE AFFECTED?

A. As of June 30, 2000, CTD had approximately $5 million in cash assets and no short-term debt. It is expected that will enhance and strengthen the Endorex balance sheet, so that post-merger, Endorex will have approximately 2 years worth of cash. In Endorex's opinion, 2 years worth of cash is more than enough to weather these turbulent markets.

During the course of out M&A analysis, CTD represented the only merger candidate that had a clinical pipeline of products and came with enough cash to develop it's products. The other acquisitions we were looking at were too capital intensive, requiring large developmental costs to obtain FDA approval.


Q. YOU MENTIONED IN THE PRESS RELEASE THAT THE MERGER IS SUBJECT TO THE MEETING OF "CERTAIN OTHER CLOSING CONDITIONS." COULD YOU ELABORATE ON WHAT THESE ARE?

A. Generally, this will be the completion of the voting agreements by key CTD shareholders and obtaining approval of Endorex's shareholders.


Q.   DO CURRENT DOR SHAREHOLDERS GET ADDITIONAL SHARES?

A.   No, DOR shareholders will retain the number of shares they currently hold.


TIME FRAME

Q.   DESCRIBE HOW THE EVENTS WILL UNFOLD FROM NOW?
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A.   The two next steps are:

     1) Filing our S-4 document with the SEC which will review our proposed merger, and

     2) To obtain a date for a Special Shareholders' Meeting which will combine the 2001 annual meeting with a special meeting to vote on the merger. We expect the meeting to be scheduled for around October.


Q. THE RECORD DATE WILL BE ESTABLISHED TO MAKE SURE ALL CURRENT SHAREHOLDERS HAVE AN OPPORTUNITY TO VOTE.

A. We will be working closely with the regulatory bodies such as the SEC and Amex to provide them with the documents and materials they need.

     Proxy materials will be sent out to shareholders within the next few months. We will do our utmost to provide shareholders with the information they need to make an informed decision about the merger.


Q.   WHAT NEEDS TO BE COMPLETED?

A. The core issue is that the shareholders of Endorex will be voting on the merger to determine the future of the combined companies. We are targeting a date of around mid-October.


Q.   WHAT ABOUT THE ANNUAL MEETING?

A. The 2001 Endorex Annual Meeting will be held at the same time as the Special Meeting.


PROS/CONS


Q. WHAT DO YOU THINK WILL BE THE BENEFITS TO THE CURRENT ENDOREX SHAREHOLDERS WITH THIS MERGER?

A. We are very excited by this merger because combining the two companies will be a sum that is greater than the two parts. The novel drug delivery capabilities and having two products in clinical trials (with one product in a pivotal phase III trials) of the two companies together in addition to the combined balance sheet and organization network creates an exciting company with products to enhance patient quality of life. Post merger, Endorex will have 22 million shares outstanding representing considerable upside for the current Endorex shareholders.

     CTD has a portfolio which focuses on oral delivery of small molecule drugs which complement Endorex's oral delivery programs of peptide and protein-based drugs such as human growth hormone, insulin and vaccines.
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Q.   CONVERSELY, ENDOREX HAS HAD TROUBLE FULFILLING ITS OBJECTIVES TO ENTER
     PHASE I TRIALS. WHY DO YOU THINK YOU'LL BE SUCCESSFUL IN MANAGING A COMPANY THAT HAS A LOT MORE GOING ON?

A. As you probably know, getting a drug into clinical trials, however, promising, is a very time-consuming process. So while we still have great faith in Endorex's Orasome drug delivery programs, we felt that it would enhance the value of the company to work with a portfolio of drugs that were further along in the trials process and have a chance to get to market in a shorter amount of time.

     CTD presented a great opportunity because they are already in clinical trials, including a pivotal phase III clinical trial for new formulations or uses with two drugs that have been already approved by the FDA. Now the process is to get approval for these drugs for new disease indications and the new delivery formats.

     The combined companies will have a highly qualified management team and scientists to move this process along and see the clinical trials through.

Q. WHAT WILL YOU DO IF THE SHAREHOLDERS DECIDE THEY DON'T LIKE THIS DEAL AND VOTE AGAINST IT?

A. We hope people will be convinced of the value of the merger and will do everything to make sure they have information to make a decision. However, it is ultimately the shareholders who must decide with how they vote. We encourage them to vote yes.


STRUCTURE OF THE NEW COMPANY


Q.   WHAT WILL BE THE STRUCTURE OF THE NEW COMPANY?

A. At the completion of the transaction, it is anticipated that CTD's Chairman of the Board, Colin Bier, PhD, will be joining the Endorex management team as Chairman of the Board and CEO. Education:

     / / Received B.A. from Sir George Williams University in Montreal

     / / Master of Science in Physiology and Immunology from Long Island University in New York,

     / / Ph.D. in Experimental Pathology from Colorado State University, Fort Collins in 1978.

Academic training:

     / / Dr. Douglas James Fellowship in Pathology at McGill University, Montreal (1976-77)

     / / Postdoctoral Research Fellow with the Medical Research Council of Canada, Department of Pathology (1977-78)
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     / /  His special expertise is in cardiovascular, infusion technology, pharmacokinetics, and animal modeling.

Company Experience

     / / Since 1990 Dr. Bier has served as Managing and Scientific Director and Consultant Toxicologist at ABA BioResearch Inc. in Montreal.

     / / At the same time he is Special Advisor, Clinical Laboratories and Research at Mount Sinai Hospital also in Montreal.

     / / From 1988 to 1990 Founder, President and CEO of ITR Laboratories Inc. in Quebec, Canada.

     / / 1978 to 1988, Dr. Bier was responsible for toxicology and clinical pathology at Bio-Research Laboratories serving in various capacities beginning as

               o Head, Departments of Acute Toxicology, Clinical Pathology and Special Services

               o    Director of Experimental Toxicology and Clinical Pathology

               o subsequently taking the role as Vice President and Director of Experimental Toxicology and Clinical Pathology.

Ken Tempero, M.D, Ph.D., will continue to serve as a director of Endorex.

     Michael S. Rosen, current Endorex President and CEO, will remain as President and assume the newly created title of Chief Operation Officer of Endorex. Education:

     / /  Received B.A. in Sociology/International Relations from Beloit
          College

     / /  M.B.A. in International Business from the University of Miami.

     / / Undertaken post-graduate courses at Northwestern University and Sophia University in Tokyo, Japan.

Company Experience"

     / / Has served as President and Chief Executive Officer of Endorex and a member of the Board of Directors since August 1996

     / / From January 1995 until August 1996 was President and Chief Executive Officer of PharmaMar S.A., a European biotech company.

     / / From 1987 until 1995, held several international executive positions at Monsanto including

               o General Manager of Monsanto's northern Latin American businesses

     / /  G.D. Searle, Monsanto's pharmaceutical company including

               o    Senior Director, International Marketing;

               o    Senior Director, Japan Operations; and,

               o    Assistant to the President.

     / / From 1985-1987, Bristol-Myers Squibb as Director of Business Development where he was responsible for licensing and equity investments in biotech companies.

     / / Held international marketing and management positions at Pfizer over a 10-year period.
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     Steve H. Kanzer, currently CTD's President and CEO, and an Endorex director, will remain on the Endorex board. It is anticipated that three members of the CTD board, including Dr. Bier, will become members of the Endorex board.

Q.   WHO WILL BE ON THE MANAGEMENT TEAM?

A. The team will be lead by Dr. Bier and Michael Rosen with a very capable support staff working with them.


Q.   WHERE WILL THE OFFICES BE?

A.   Endorex's current offices.


Q.   HOW MANY PEOPLE WILL WORK FOR THE NEW COMPANY?

A.   24


Q. HOW WILL ENDOREX'S CURRENT AGREEMENTS WITH ELAN BE IMPACTED? ALSO THE PARTNERSHIPS WITH SCHEIN (WATSON) AND NOVO NORDISK?

A. All partnerships will be re-evaluated as a result of the merger. Prior to this announcement, we have already announced that we are evaluating the future of our two JV's with Elan. This decision on the future is expected to be revealed during the third quarter. As the Watson license agreement is tied to one of the JV's, that outcome will certainly be tied to this decision. The Novo Nordisk research agreement on human growth hormone continues to make progress.

PORTFOLIO OF NEW DRUGS

Q.   EXPLAIN WHAT THE NEW DRUGS ARE FROM CTD.

A. orBec(TM) is being developed for the treatment of intestinal graft-versus-host disease, a life threatening complication of bone marrow transplantation. Initially, the company's strategy will be to get orBec to market for this life threatening indication, but post approval, the company will seek other therapeutic indication. Beclomethasone Dipropionate, a site-active corticosteroid currently available and used only to treat asthma, is available commercially from other companies and is traditionally delivered via a pulmonary inhaler or nasal spray. CTD has created a dual-release oral tablet form known as orBec(TM), and is initiating phase III multicenter trials in the U.S. for the TREATMENT of intestinal graft-versus-host disease, a new indication for this drug. Phase III trials for this indication are also planned to take place in Europe. CTD has received FDA "fast track" designation for orBec(TM) in this indication. OrBec(TM) has also received Orphan Drug designation from the FDA for the TREATMENT of intestinal graft-versus-host disease.
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     Oraprine(TM), a novel liquid formulation of the immunosuppressant drug azathioprine, currently has completed phase I trials. AZA is one of the most widely used immunosuppressive medications in clinical medicine. AZA is commonly prescribed in tablet form to organ transplant patients to suppress the body's defenses against foreign bodies (specifically the transplanted organ). This increases the chances of preventing the transplanted organ from being rejected by the patient.

     This suppression of the body's defenses makes AZA useful in treating rheumatoid arthritis. AZA is prescribed as a "second-line" treatment for severe, active rheumatoid arthritis in patients who do not respond to initial arthritis medications. Faro Pharmaceuticals markets AZA as the brand name drug Imuran(R), and AZA is sold by several generic drug companies in solid dosage, powder, and intravenous forms. 1998 sales of Imuran(R) were $140 million.

     Oraprine(TM) has completed a phase I bioequivalency clinical trial in the United States, which demonstrated that Oraprine(TM) is equivalent to the currently marketed Imuran(R) tablet. This drug has historically been available only in inject able and tablet forms.


Q.   WHAT CHANCE DO THEY HAVE OF GETTING TO MARKET? WHEN?

A. OrBec(R) has initiated phase III multicenter trials in the U.S. for the TREATMENT of intestinal graft-versus-host disease, a new indication for this drug. Phase III trials for this indication are also planned to take place in Europe .CTD has received FDA "fast track" designation for orBec(TM) in this indication, allowing the company to have a 6 month expedited review process. OrBec(TM) has also received Orphan Drug designation from the FDA for the PREVENTION of intestinal graft-versus-host disease.


Q.   WHO IS THE SCIENTIFIC TEAM BEHIND THE CTD DRUGS? WILL THEY MOVE TO ENDOREX?

A. CTD is a virtual company which has hired key external CRO's for regulatory and clinical development of its products in the U.S. and Europe

     / /  CRO's are

               o    Clinical Tab Clinical Trials, Inc.

               o    Regulatory: Hoyle Consulting, Inc.;


Q.   DESCRIBE THE FUTURE PATENT SITUATION?

A.   Currently CTD has 8 issued patents of which

     / /  5 are U.S. patents, and

     / /  3 are international patents

     And has 10 patent applications pending:

     / /  8 U.S. applications

     / /  2 international applications